Exhibit 28.1


                                               FOR IMMEDIATE RELEASE
                                               NOVEMBER 1, 2002
                                               FOR ADDITIONAL INFORMATION
                                               CONTACT:  RANDY J SIZEMORE
                                                         SR VICE PRESIDENT, CFO
                                                         (260) 358-4680



             NORTHEAST INDIANA BANCORP, INC. INCREASES CASH DIVIDEND



HUNTINGTON, INDIANA, -- (NASDAQ: "NEIB") Northeast Indiana Bancorp, Inc., the parent corporation of First Federal Savings Bank, today announced that the Corporation has approved a quarterly cash dividend of $0.13 per share. This represents an 8.3% increase over the Company's previous quarter dividend of $0.12 per share, and is the seventh consecutive year the dividend has been increased. This cash dividend will be payable on November 27, 2002 to shareholders of record on November 14, 2002.

Northeast Indiana Bancorp Chairman Stephen E. Zahn stated that "the Board of Directors has increased this cash dividend in recognition of the Company's continued profitability."

The book value of NEIB's stock was $17.42 per share as of September 30, 2002. The last reported trade of the Company's stock at the close of business on October 31, 2002 was $15.10 per share and the number of outstanding shares was 1,508,943 as of the same date. The Company reported total assets of $223.0 million as of September 30, 2002.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana. The Company offers a full array of banking, trust, and financial brokerage services to its customers through three full service branches located in Huntington, Indiana. The Company is traded on the NASDAQ National Market under the symbol "NEIB".